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February 22, 2017

Via EDGAR and e-mail

Edward P. Bartz
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	ALAIA Market Linked Trust, Series 4-1 Amendment No. 1 to Registration Statement on Form S-6 Filed February 22, 2017 File Nos.: 333-215634 and 811-23095

Dear Mr. Bartz:

On behalf of our client, ALAIA Market Linked Trust (the “Trust”), we submitted to the Securities and Exchange Commission on February 22, 2017 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of February 14, 2017.

We identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

Cover

1.	The name of the Alaia trust includes the phrase “Market Linked.” Please explain to us what market the Alaia trust is linked to.

The performance of the units of Trust Series 4-1 is entirely linked to the performance of a portfolio of 50 stocks that are identified by application of a proprietary methodology developed by Strategas Research Partners, as further described in the prospectus.  The performance of this portfolio of securities is the “market” measure to which Trust Series 4-1 is linked.

The Trust’s legal name is “Alaia Market Linked Trust.”  The Trust issues in series. Consequently, each series issued by the trust will have the words “Market Linked” in its name since those words are part of the Trust’s legal name in its constituent documents filed in the State of Delaware.

Edward P. Bartz
U.S. Securities and Exchange Commission
February 22, 2017

Selection of Portfolio Securities (Page 3)

2.
The last sentence in the first paragraph of this section states that the 50 stocks with the highest lobbying intensity score “will be selected by Strategas and provided to the portfolio consultant to be included in the Trust.”  Since Strategas will determine the constituents of the Trust portfolio, please explain to us why Strategas should not be considered an investment adviser of the Trust under Section 2(a)(20) of the Investment Company Act of 1940 (the “Investment Company Act”), and therefore subject to the requirements of Section 15 of the Investment Company Act.

Strategas Securities LLC, an affiliate of Strategas Research Partners, is a registered broker-dealer that, among other things, undertakes quantitative research and analytics.   Strategas Asset Management, LLC, another affiliate, is a registered investment adviser.  However, in the context of this transaction, Alaia Capital, LLC, the portfolio consultant, has identified Strategas and a particular  Strategas methodology developed by the broker-dealer, the application of which has been employed to yield a basket of 50 stocks.  The portfolio consultant that selected Strategas and identified the investment strategy is the entity that is rendering advice to the Trust.  The proprietary methodology that Strategas developed and the application of which results in generating the 50 stocks is calculable and does not involve an exercise of discretion or “advice.”  The proprietary methodology can be used for any purpose.  It is the fact that Alaia has chosen to construct a UIT that invests in securities identified through application of the Strategas formulae that constitutes the “advice” element.

The disclosure has been revised to indicate more clearly that Alaia has identified Strategas, selected the Strategas methodology as the investment strategy, and the application of that methodology has yielded the names of the 50 stocks.  Merely licensing the use of the Strategas name and proprietary methodology does not constitute advising on the merits of an investment in the underlying strategy or in the particular stocks.

3.
The third paragraph in this section states that the Trust may include securities of non-U.S. companies.  Please explain to us whether the Trust’s non-U.S. securities will include securities issued by companies in emerging market countries.  If so, please provide appropriate disclosure in this section, and corresponding risk disclosure in the discussion of the Trust’s principal risks.

The Trust will not include any securities of non-U.S. companies.  We have adjusted the disclosure accordingly.

Edward P. Bartz
U.S. Securities and Exchange Commission
February 22, 2017

Summary Information (Page 6)

4.
The fourth line item in this table provides “[e]stimated annual distribution per unit (as of [  ] – may vary thereafter).”  Since the estimated annual distribution per unit is an implied representation of possible future gains or income, please delete this line item.  See Rule 156(b)(2)(ii)(A) under the Securities Act of 1933.  Please also revise the disclosure in the “Estimated Distributions” section on page 13 of the prospectus.

The Trust understands the Staff’s concern that the estimated annual distribution per unit number, standing alone, could be confusing to investors.  We have added a short explanation on page 6 and a cross-reference to the discussion on page 12 under “Distributions—Estimated Distributions.”

General Comments

5.	Please advise whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Trust will not submit any exemptive applications or no-action requests related to this series.

************

We appreciate the Staff’s time and attention to the Amendment.  Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner